Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 27, 2009

Relating to Preliminary Prospectus Supplement dated May 27, 2009

Registration Statement Nos. 333-145122 and 333-159488

MEDIVATION, INC.

FREE WRITING PROSPECTUS

The following article was published by Reuters on May 22, 2009. Medivation, Inc. did not prepare or review this article in advance of its publication. This article is being filed because of the timing of its appearance and because it contains statements attributed to David T. Hung, M.D., the President and Chief Executive Officer of Medivation. Medivation does not endorse any of the opinions expressed in the article other than the opinion of Dr. Hung as expressly quoted in the article. Certain statements contained in the article are corrected, clarified or caveated by bracketed language that follows each such statement.

Some of the statements that the article attributes to Medivation are forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to the “safe harbor” created by those sections. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including risks and uncertainties related to the financial markets. Reference should be made to Medivation’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission under the heading “Risk Factors” for a more detailed description of such factors, as well as the Company’s subsequent quarterly report on Form 10-Q. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date on which such statement was made. Medivation undertakes no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release except as required by law.

May 22, 2009 Friday 9:19 PM GMT

INTERVIEW-New drug may alter Alzheimer’s, Huntington’s care

May 22, 2009

*	Dimebon could alter care for Alzheimer’s, Huntington’s

*	Could bolster $5 billion-a-year Alzheimer’s market

By Ransdell Pierson

NEW YORK, May 22 (Reuters) - The Chief Executive of Medivation Inc said on Friday experimental drug Dimebon has the potential to transform care for both Alzheimer’s and Huntington’s disease and achieve blockbuster sales. [CAUTIONARY STATEMENT: The preceding paragraph, as well as the two bullet points preceding it, are forward-looking statements. Dimebon has not received marketing approval for either Alzheimer’s or Huntington’s disease and Medivation cannot guarantee when, or if, such approval will ever be obtained. Nor does Medivation have any objective basis for determining Dimebon’s potential impact on patient care, or Dimebon’s potential sales, for either Alzheimer’s disease or Huntington’s disease should such approval ever be granted.]

David Hung said Dimebon has shown impressive results in clinical studies in stabilizing the thinking and memory of patients with Alzheimer’s disease for a year or longer and improving the memory of those with Huntington’s, a hereditary disease that causes loss of brain cells and mental deterioration.

[CLARIFICATION: Patients treated with Dimebon in the first pivotal Alzheimer’s disease trial were on average stabilized for one year on the ADAS-cog, an assessment of memory and cognition. 18-month data from that trial presented at the International Conference on Alzheimer’s Disease showed that patients treated with Dimebon were two points below their starting baseline on the ADAS-cog. No data are available for patients treated longer than 18-months. In addition, patients treated with Dimebon in the Phase 1-2 Huntington’s disease study were improved on a validated scale of cognition, the Mini-Mental State Examination. This broad cognitive assessment scale reflects a variety of items including orientation, registration, attention, delayed recall, naming, repetition, comprehension, reading, writing and drawing. While memory is evaluated in some items, patients were improved on the instrument as a whole rather than specifically on memory. While patients in this trial improved on the MMSE by 1.0 point, no improvement was noted on the Unified Huntington Disease Rating Scale cognitive subtests or on the ADAS-cog-14 item cognition test. Medivation does not comment on whether these results are “impressive.” ]

By contrast, Hung said most current Alzheimer’s treatments only help patients about 12 weeks before the condition worsens and the only approved medicine for Huntington’s actually worsens cognition. [CORRECTION: As disclosed in an article in a 2001 article in Neurology, placebo-controlled data and open-label extension data suggest that patients treated with donepezil, an approved Alzheimer’s treatment, decline below their starting baseline scores at about 9 to 12 months. The study suggests that donepezil is an effective treatment in the long term, and stresses the importance of continued donepezil treatment for optimal benefits in patients with mild to moderate AD. Medivation is also aware that tetrabenazine, the only FDA-approved treatment for Huntington’s disease, has been shown to decrease the chorea of Huntington’s disease in a 12-week controlled trial. In that trial, tetrabenazine was also shown to cause slight worsening in mood, cognition, rigidity, and functional capacity. Whether these effects persist, resolve, or worsen with continued treatment is unknown.]

“If we can get a drug out onto the market that is really effective and safe, that will probably increase the incentive of doctors to diagnose Alzheimer’s early on and to treat it,” Hung said in an interview. [CAUTIONARY STATEMENT: The preceding paragraph contains forward-looking statements.]

That could greatly bolster the current $5 billion a year market for Alzheimer’s drugs. The category is now dominated by Pfizer Inc’s Aricept — a drug deemed minimally effective in improving the symptoms of patients with the degenerative brain disease.

Medivation signed a partnership last year with Pfizer, the world’s largest drugmaker, which entitles the tiny San Francisco-based biotechnology company to 40 percent of U.S. profits from Dimebon and an undisclosed royalty on overseas sales.

Hung said Dimebon met its primary goal in one pivotal study, as well as all four secondary goals, and raised no safety concerns. [CORRECTION: In the first pivotal trial of Dimebon in Alzheimer’s disease, patients who received Dimebon experienced numerically higher incidences of the following adverse events than did patients treated with placebo: depressed mood/depression, dry mouth, hyperhidrosis, angina pectoris, hyperkalaemia, polyuria, atrial flutter, blood bilirubin increased, dyspnoea and musculoskeletal pain.]

That stands in contrast to a highly watched experimental drug for Alzheimer’s being developed by Wyeth, called bapineuzumab, which failed to meet its primary goal in a mid-stage trial and caused brain swelling at higher doses.

“And for Huntington’s disease, there were fewer adverse events with Dimebon than with placebo,” Hung said. [CLARIFICATION: In the Phase 1-2 trial of Dimebon in Huntington’s disease , patients treated with Dimebon experienced numerically fewer adverse events than did patients treated with placebo, but this difference was not statistically significant.]

Medivation licensed Dimebon from a privately held Russian company that had sold it as an antihistamine. [CORRECTION: Medivation purchased the issued U.S. and European patents claiming the treatment of Dimebon for neurodegenerative diseases from a privately held company, but the seller had never sold Dimebon as an antihistamine or for any other purpose.] But Hung said the drug seems to help Alzheimer’s and Huntington’s patients by preventing damage to mitochondria: tiny units of all cells that supply energy.

“A number of neuro-degenerative diseases appear to be caused by different things that harm mitochondria,” he said, and cells, including neurons, become sick and die.

“If we can inhibit neuron injury or death, it’s better to do it sooner than later” by attempting to diagnose Alzheimer’s and Huntington’s as early as possible and begin treatment.

Hung added that U.S. regulators are requiring Medivation to complete another successful pivotal trial before Dimebon can be approved for treatment of mild to moderate Alzheimer’s. Several such trials are expected to be underway later this year.

Hung also expressed confidence in a second Medivation drug, called MDV3100, now being tested among patients with advanced prostate cancer who failed to benefit from standard treatment.

He said the drug has dramatically reduced the number of lingering cancer cells after surgery — so-called circulating tumor cells — a sign it may be able to prolong survival in planned late-stage studies. [CORRECTION: Circulating tumor cells are believed to be the result of metastatic disease. In the Phase 1-2 trial of MDV3100 in castration-resistant prostate cancer, the collection of circulating tumor cells bore no relationship to surgery. In addition, the link between reductions in circulating tumor cell counts and increased survival has not been conclusively proven in castration-resistant prostate cancer.]

(Reporting by Ransdell Pierson; Editing by Andre Grenon)

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